UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Oramed Pharmaceuticals Inc.
(Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

68403P104
(CUSIP Number)

 December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68403P104	Page 2 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Zeev Bronfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,702,717 shares
	6	SHARED VOTING POWER 6,757,405 shares*
	7	SOLE DISPOSITIVE POWER 5,702,717 shares
	8	SHARED DISPOSITIVE POWER 6,757,405 shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,757,405 shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.59%**
12	TYPE OF REPORTING PERSON IN

* Includes 781,250 shares of Common Stock and warrants exercisable for 273,438 shares of Common Stock (the "Warrants"), held by D.N.A Biomedical Solutions Ltd. ("DNA"), an Israeli public company. See Item 4 for additional information.
** Based on 70,187,583 shares of Common issued and outstanding (not including the Warrants) as of January 10, 2012, as reported by the Issuer on its Form 10-Q, filed with the Securities and Exchange Commission on January 12, 2012.

Item 1.

(a) Name of issuer:  Oramed Pharmaceuticals Inc.

(b) Address of issuer’s principal executive offices: Hi-Tech Park 2/5, Givat-Ram, P.O. Box 39098, Jerusalem 91390, Israel

Item 2.

(a) Name of person filing: Zeev Bronfeld

(b) Address of principal business office: 6 Uri St., Tel Aviv, Israel, 64954.

(c) Citizenship:  Israel.

(d) Title of Class of Securities:  Common Stock, par value $0.001 per share.

(e) CUSIP Number - 68403P104.

Item 3.

Not applicable.

Item 4.  Ownership.

(a)  Amount beneficially owned: See Item 9 of the attached cover page.

(b)  Percent of class:  See Item 11 of the attached cover page.

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See Item 5 of the attached cover page.

(ii)	Shared power to vote or to direct the vote:
See Item 6 of the attached cover page.

(iii)	Sole power to dispose or to direct the disposition:
See Item 7 of the attached cover page.

(iv)	Shared power to dispose or to direct the disposition:
See Item 8 of the attached cover page.

The numbers reported as beneficially held by the Reporting Person include 781,250 shares of Common Stock and 273,438 Warrants that are held by DNA. The Reporting Person and Mr. Meni Mor are parties to a Voting Agreement (the "Voting Agreement"), relating to their joint holdings in DNA, which, as of December 31, 2011, represented approximately 41.19% of DNA's outstanding share capital on an actual basis, as reported by DNA to the Israel Securities Authority. In light of the Voting Agreement, the Reporting Person may be deemed a beneficial owner of, and to share the power to vote and dispose, the Issuer's securities held by DNA. The Reporting Person disclaims beneficial ownership of any of the Issuer securities held by DNA.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 19, 2011

Zeev Bronfeld

By:	/s/ Zeev Bronfeld
Zeev Bronfeld